Sixteen-Year Follow-up Study Reinforces Betaferon Long-Term Efficacy, Safety and Tolerability in Multiple Sclerosis

Efficacy in relapse rate reduction beyond five years shown for the first time

San Diego, USA, April 4, 2006 - Schering AG, Germany (FSE: SCH, NYSE: SHR) announced today that Betaferon(r) (interferon beta 1b) remained consistently safe, effective and well tolerated over the long term, according to results of the Betaferon 16-Year Long-Term Follow-up (16-Year LTF) Study presented at the 58th Annual Meeting of the American Academy of Neurology. This is the longest follow-up study for any disease modifying therapy in multiple sclerosis (MS).

Patients with relapsing forms of MS taking Betaferon (known as Betaseron in the US) had a sustained reduction in the annual rate of relapses of up to 40 percent over 16 years.

The data also showed that patients remaining on long-term Betaferon treatment had a slower disease progression compared to patients who did not. Among the patients who reached an EDSS* level 6.0 (e.g., needing a cane for walking), those on long-term Betaferon treatment reached EDSS 6.0 after a median time of 13 years compared to seven years for patients on short-term treatment. Long-term treatment was defined as use of Betaferon for more than 80 percent of the time since the start of the pivotal trial (approx. 12 years or longer), while short-term treatment was defined as use for less than 10 percent of the time (approx. 1.6 years or less). The impact of long-term treatment on disease progression is being studied further using historical control groups.

"This study has comprehensively re-evaluated patients after 16 years" said Professor George Ebers, lead investigator of the study, Department of Clinical Neurology, Radcliffe Infirmary, University of Oxford. "The evidence for relapse rate reduction, combined with further support for long-term safety of Betaferon, is convincing. More studies are being done to further analyze the impact of treatment on disease progression."

The long-term use of Betaferon over 16 years revealed no new or unexpected adverse events. Betaferon was well accepted by patients in this long-term study. The median treatment duration with Betaferon of the analyzed trial participants was almost 10 years, while the longest duration on therapy is
17.1 years.

"MS is a progressive, chronic condition that requires life-long treatment. These results indicate that Betaferon is efficacious, safe and well accepted over the long term," said Darlene Jody, MD, Head of Specialized Therapeutics at Schering Group. "The results from this study, as well as other Betaferon trials presented at this conference, indicate that starting treatment early and staying on it for the long term may have a beneficial impact on patient outcomes."

Additional information

Sixteen Years of Betaferon(r)/Betaseron(r) Use in Patients with MS

The 16-Year LTF Study provides clinical assessment of patients who first enrolled in the Betaferon(r) pivotal trial between 1988 and 1990. Of the original 372 patients involved in the pivotal trial, 328 (88.2 percent) have been identified. It is a multicenter, open-label, observational study designed to evaluate the impact of Betaferon(r) treatment on long-term outcomes in patients with relapsing forms of MS. The study constitutes the longest follow up for any disease-modifying therapy in MS.

The results support a previously reported trend, in that there was a lower number of deaths in patients that were initially treated with Betaferon 250 mcg during the pivotal trial. This trend needs to be further evaluated.

The Betaferon pivotal trial was the first large, randomized, placebo-controlled study of any therapy in MS. This groundbreaking study was conducted in North America and led to the approval of Betaferon, the first disease-modifying agent for MS, in 1993. Patients were randomly assigned to one of three study arms, Betaferon(r) 50mcg, Betaferon 250mcg or placebo, with a median duration of observation of 45 months. Analysis after two years demonstrated that significantly more patients receiving Betaferon(r) were relapse-free, that those relapses that occurred were less frequent and less severe and that hospitalizations for MS were cut nearly in half. These results were confirmed at five years.

Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Gynecology&Andrology, Oncology, Diagnostic Imaging as well as Specialized Therapeutics for disabling diseases. As a global player with innovative products, Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life: making medicine work.

This press release has been published by Corporate Communication of Schering AG, Berlin, Germany.

Your contacts at Corporate Communication:

Media Relations: Oliver Renner, T: +49-30-468 124 31, oliver.renner@schering.de
Investor Relations: Peter Vogt, T: +49-30-468 128 38, peter.vogt@schering.de
Investor Relations: Dr. Jost Reinhard, T: +49-30-468 150 62, jost.reinhard@schering.de
Pharma Communication: Dr. Claudia Schmitt, T: +49-30-468 158 05, claudia.schmitt@schering.de

Find additional information at: www.schering.de/eng


* EDSS or Expanded Disability Status Scale is a standard method of evaluating a person's level of impairment due to MS. EDSS level of 6.0 is defined as being able to walk, but needing a cane, crutch or brace for assistance.